# Shark Wheel SPV, LLC — SUBSCRIPTION AGREEMENT

This is a Subscription Agreement, entered into on the date on the signature page of this agreement by and between Shark Wheel SPV, LLC, a Delaware limited liability company (the "Company"), a crowdfunding vehicle within the meaning of 17 C.F.R. § 270.3a-9 that will invest all of its assets in a convertible promissory note issued by Shark Wheel, Inc. (the "Issuer"), and the subscriber indicated on the signature page of this agreement ("Subscriber").

**Background**

The Company is offering for sale certain of its securities on www.highlander.ai (the "Platform"). NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

**1. Defined Terms.**

Capitalized terms that are not otherwise defined in this Subscription Agreement have the meanings given to them in the Company's Form C on the Platform (the "Disclosure Document") or in the Company's Limited Liability Company Agreement (the "LLC Agreement"). In addition, the Company is sometimes referred to using words like "we" and "our," and Subscriber is sometimes referred to using words like "you," "your," and "its."

**2. Purchase of Units.**

2.1 In General. Subject to the terms and conditions of this Subscription Agreement, the Company hereby agrees to sell to Subscriber, and Subscriber hereby agrees to purchase from the Company, Investor Units for the subscription amount indicated on the signature page of this agreement (your "Subscription Amount"). You will receive one (1) Investor Unit for each $1.00 of your Subscription Amount, plus any Bonus Investor Units for which you qualify under Section 2.2. Each Investor Unit, including each Bonus Investor Unit, corresponds to One Dollar ($1.00) of the outstanding principal amount of the convertible promissory note the Company will purchase from the Issuer.

2.2 Bonus Investor Units.

(a) Amount. If you qualify for a bonus under the bonus schedule in Schedule 1 to the LLC Agreement, as described in the Disclosure Document, you will receive additional Investor Units ("Bonus Investor Units") equal to your Subscription Amount multiplied by your Bonus Percentage, rounded to four (4) decimal places, as provided in Section 3.2 of the LLC Agreement. Each bonus tier is determined by a single subscription. Separate subscriptions are not combined.

(b) Same Units. Bonus Investor Units are issued at the same closing as your other Units, cost you nothing additional, and are identical in all respects to all other Investor Units. The final number of Units you receive is determined at closing and may be greater than the number shown when you subscribe. A reconfirmation of your subscription required under Regulation Crowdfunding does not change the date of your subscription for purposes of any time-based bonus.

(c) Loyalty Bonus. Eligibility for the loyalty bonus is determined solely by the Issuer from its own records, and any loyalty Bonus Investor Units are issued by the Company, not through the Platform. The loyalty bonus will not appear when you subscribe or in the Platform's investment confirmation. Direct any questions or claims about the loyalty bonus to the Issuer. You agree that the Platform and the intermediary that operates it have no responsibility for the loyalty bonus.

2.3 Reduction for Oversubscription. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we have the unilateral right to, and may, reduce your subscription and therefore the amount of your Units. We will notify you promptly if this happens. If your subscription is reduced, any Bonus Investor Units will be calculated on your reduced Subscription Amount, which may place you in a lower amount-based tier.

**3. Right to Cancel.**

Once you sign this Subscription Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Platform. For example, you generally have the right to cancel (i) up to 48 hours before the closing of the offering, or (ii) if there is a material change in the offering.

**4. Our Right to Reject Investment.**

We have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

**5. Your Units.**

You will not receive a paper certificate representing your Units. Instead, your Units will be recorded electronically.

**6. What You Are Buying.**

6.1 You are buying Units, not the Note. You are purchasing Investor Units in the Company. You are not purchasing, and you will not hold, the convertible promissory note issued by the Issuer. The Company will be the legal owner and holder of record of that note. Your economic interest in the note reaches you as distributions and allocations under the LLC Agreement.

6.2 The note is unsecured and subordinated. The note is a general, unsecured obligation of the Issuer and is subordinated in right of payment to the Issuer's senior indebtedness. It is not secured by any collateral and is not guaranteed by any person.

6.3 No indenture; no trustee. The note is not issued under an indenture and there is no trustee acting on your behalf or on behalf of the Company.

6.4 Your Unit count will change on conversion. If the note converts into equity securities of the Issuer, the number of Investor Units outstanding will automatically be restated to equal the number of securities the Company receives, and your Units will be adjusted by the same proportion, as provided in Section 3.5 of the LLC Agreement. Your percentage interest in the Company will not change as a result of that adjustment. Your Unit count may increase or decrease.

6.5 Your Units will be redeemed if principal is repaid. If the Issuer repays principal on the note, the Company will distribute the amount repaid to you and simultaneously redeem a corresponding number of your Units, as provided in Section 3.6 of the LLC Agreement.

6.6 Accrued interest does not create new Units. Interest that accrues on the note and is not paid in cash will not increase the number of Units you hold. It is realized when the note converts or is repaid.

**7. Taxes.**

7.1 Partnership treatment and Schedule K-1. The Company is treated as a partnership for federal income tax purposes. You will receive a Schedule K-1 from the Company for each taxable year in which you hold Units.

7.2 You may owe tax before you receive cash. Interest and original issue discount accruing on the note are allocated to you as they accrue, whether or not the Company distributes any cash to you in that year. This means you may owe federal and state income tax on income you have not received in cash, and you should be prepared to pay that tax from other sources. If you receive Bonus Investor Units, the additional note principal they represent is generally treated as original issue discount, which is allocated to you and taxed as interest income as it accrues over the life of the note, even though you paid nothing additional for it. You are strongly encouraged to consult your own tax advisor before investing.

7.3 Electronic delivery of tax forms. You consent to receive any Schedule K-1 and any other tax form or report from the Company electronically.

**8. Voting and Instructions.**

8.1 The Company acts only on your instructions. Where the Company must vote the securities it holds, decide whether to participate in a tender or exchange offer, or give or withhold a consent, waiver, election, or demand under the note, it will ask you for instructions and will act only in accordance with the instructions it receives, as provided in Section 5.1.4 of the LLC Agreement.

8.2 Uninstructed Units are not voted. If you do not respond to a request for instructions within the period stated in the request, your Units will not be voted or counted on that matter. Your silence will not be treated as a vote for or against anything.

8.3 No proxy. You are not being asked to grant, and you are not granting, any proxy or power of attorney over the voting of the securities the Company holds.

8.4 Your right to direct enforcement. You may direct the Company to assert, on your behalf, any right under state or federal law that you would have had if you had invested directly in the Issuer, as provided in Section 6.4 of the LLC Agreement.

**9. Your Promises.**

You promise that:

9.1 Accuracy of Information. All of the information you have given to us is accurate and we may rely on it. If any of the information changes before we accept your subscription, you will notify us immediately.

9.2 Review of Information. You have read all of the information in the Disclosure Document, including the LLC Agreement and all other Exhibits.

9.3 Risks. You understand all the risks of investing, including the risk that you could lose all your money. You have reviewed and understand all the risks listed under “Risks of Investing” in the Disclosure Document.

9.4 Escrow Account. You understand that your money might first be held in an escrow account in one or more FDIC-insured banks. If any of these banks became insolvent and the FDIC insurance is insufficient, your money could be lost.

9.5 No Representations. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

9.6 Opportunity to Ask Questions. You have had the opportunity to ask questions about the Company and the investment, and all your questions have been answered to your satisfaction.

9.7 Your Legal Power to Sign and Invest. You have the legal power to sign this Subscription Agreement and purchase the Units.

9.8 No Government Approval. You understand that no state or federal authority has reviewed this Subscription Agreement or the Units or made any finding relating to the value or fairness of the investment.

9.9 No Advice. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

9.10 Tax Treatment. We have not promised you any particular tax outcome from buying, holding, or selling the Units, or from the Company buying, holding, or selling securities of the Issuer.

9.11 Acting on Your Own Behalf. You are acting on your own behalf in purchasing the Units, not on behalf of anyone else.

9.12 Investment Purpose. You are purchasing the Units solely as an investment, not with an intent to re-sell or "distribute" any part of them.

9.13 Anti-Money Laundering Laws. Your investment will not, by itself, cause the Company to be in violation of any anti-money laundering laws, including the United States Bank Secrecy Act, the Money Laundering Control Act of 1986, and the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

9.14 Additional Information. At our request, you will provide further documentation verifying the source of the money used to purchase the Units.

9.15 Additional Documents. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

9.16 Enforceability. This Subscription Agreement is enforceable against you in accordance with its terms.

9.17 Notification. If you discover at any time that any of the promises in this Section 9 are untrue, you will notify us right away.

9.18 Investment Limits. Your investment in this offering, together with all other investments you have made in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, does not exceed the limits applicable to you under 17 C.F.R. § 227.100(a)(2).

9.19 Transfer Restrictions. You understand that the Units may not be transferred during the one-year period beginning on the date they are issued, except (i) to the Company, (ii) to an accredited investor, (iii) as part of an offering registered with the Securities and Exchange Commission, or (iv) to a member of your family or the equivalent, to a trust you control, to a trust created for the benefit of a member of your family or the equivalent, or in connection with your death or divorce, all as provided in 17 C.F.R. § 227.501.

9.20 Illiquidity. You understand that no public market exists for the Units and none is expected to develop, that the Units cannot be redeemed at your election, and that you should be prepared to hold the Units indefinitely.

**10. Confidentiality.**

The information we have provided to you about the Company and the Issuer, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Units.

**11. Re-Purchase of Units.**

If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your Units, including any Bonus Investor Units, for an amount equal to the amount you paid for them.

**12. Execution of LLC Agreement.**

By signing this Subscription Agreement, you will also be deemed to have signed the LLC Agreement, just as if you had signed a paper copy of the LLC Agreement in ink.

**13. Governing Law.**

Your relationship with us shall be governed by Delaware law, without considering principles of conflicts of law.

**14. Consent to Electronic Delivery.**

You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address so we can send information to the new address.

**15. Notices.**

All notices between us will be electronic. You will contact us by email at zack@sharkwheel.com. We will contact you by email at the email address you provided on the Platform. Either of us may change our email address by notifying the other by email.

**16. Limitations on Damages.**

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment.

**17. Signatures.**

This Subscription Agreement may be signed in counterparts and electronically, including by your electronic acceptance through the Platform, which shall constitute your signature for all purposes. The parties consent to the use of electronic records and electronic signatures under the Electronic Signatures in Global and National Commerce Act (15 U.S.C. § 7001 et seq.) and any applicable state enactment of the Uniform Electronic Transactions Act.

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